Exhibit 99.1

Ambow Completes US$2.0 Million Private Placement with Strategic Investor

CUPERTINO, California / March 1, 2023 / Ambow Education Holding Ltd. ("Ambow" or the "Company") (NYSE American: AMBO), a US-based global education company, today announced its entry into a securities purchase agreement (the “Agreement”) with an institutional investor (the “Investor”) to issue and sell 5,000,000 ordinary shares of the Company (the “Shares”) and an accompanying warrant to purchase up to 2,000,000 ordinary shares of the Company (the “Warrant”) at a purchase price of US$0.40 per share, for a total consideration of approximately US$2.0 million (the “Private Placement”). The Warrant is exercisable upon issuance and has a three-year term from the exercise date. The exercise price of the Warrant is US$0.80 per share.

The Private Placement was consummated on February 28, 2023, upon satisfaction of customary closing conditions.

“As Ambow continues to expand its US operations, we are very pleased to partner with experienced strategic investors who recognize the long-term value that our company brings to global education,” stated Dr. Jin Huang, Ambow’s CEO. “Going forward, we will continue to optimize our online and in-person educational services while seeking to maximize shareholder value.”

The Shares and the Warrant were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transaction did not involve a public offering. The ordinary shares issuable to the Investor upon exercise of the Warrant will be issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the securities purchase agreement relating to this financing can be obtained at the SEC’s website at www.sec.gov.

About Ambow

Ambow Education Holding Ltd. is a technology\-driven education company with primary operations in the United States. Through the operation of its for-profit colleges and dynamic patented open-platform technology, Ambow offers high-quality, individualized, and dynamic career education services and products.

Follow us on Twitter: @Ambow_Education

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward- looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Ambow and the industry. All information provided in this press release is as of the date hereof, and Ambow undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Ambow believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Ambow Education Holding Ltd.
Email: ir@ambow.com

Rasky Partners | Media
jgriffin@rasky.com

Piacente Financial Communications | Investor Relations
Tel: +1 212-481-2050 or +86 10-6508-0677
Email: ambow@tpg-ir.com